Exhibit 99.3

Collective Mining Commences its Phase II Drilling Program at Apollo

●	Three diamond drill rigs will be turning by the end of January with two of the rigs already coring and the third anticipated to start operating before the end of the month.

●	Two rigs will be focused on drilling the copper-silver-gold rich Main Breccia system at Apollo from two newly constructed drill pads (pad 6 and pad 7) with details as follows:

o	Holes drilled from pad 6 will in general be deep holes and will target shallow mineralization directly below high-grade surface outcrops and extensions to the overall size of the footprint of the Main Breccia system. The pad is located in the southcentral portion of the system sitting directly above outcropping mineralized angular breccia (Main Breccia style mineralization). The initial drill hole from this pad, APC-31, is advancing on schedule and is currently within mineralized breccia consisting of pyrite, chalcopyrite (copper mineral), and overprinted late-stage carbonate base metal (“CBM”) vein material (sphalerite and galena). The CBM veins are responsible for a significant percentage of the gold and a portion of the silver in the Main Breccia system.

o	Holes drilled from pad 7 will be shallow in nature (150 metres to 300 metres) and will target near surface high-grade mineralization which has recently been intercepted directly below mineralized outcrops. A recent example of this high-grade mineralization was encountered in drill hole APC-22, which intercepted two zones of mineralization assaying 47.25 metres @ 5.45 g/t AuEq at 60 metres below surface and 16.80 metres @ 4.56 g/t AuEq at 100 metres below surface (see press release dated January 11, 2023). Drilling will ensue in the next 7-10 days from Pad 7.

●	The third rig just began drilling at pad 8 (hole APC-32), which is located 150 metres south of the southernmost known boundary of the Main Breccia system. Holes drilled from this pad will focus on the newly generated porphyry target located directly below the high-grade coincidental copper and molybdenum soil anomalies within mineralized porphyry diorite hosting chalcopyrite veins (see press release dated December 14, 2022).

●	Assay results are expected in the near term for Apollo target drill holes APC-25 through APC-30 completed as part of the phase I program, which culminated in December 2022.

Ari Sussman, Executive Chairman commented: “We have an exciting and busy year ahead of us at the Guayabales project. We will remain aggressive with the drill bit in pushing the geological boundaries of the Apollo target as we look to remain on a steep trajectory of growth at the Main Breccia system while drilling untested surrounding targets to try and make a new and impactful discovery. Also, we will continue to leverage our various strategic alliances to design and implement new and innovative programs and platforms with our stakeholders as part of our “Collective” model, which is based on inclusiveness, transparency, and honesty. With such a remarkable geological and mineral endowment on the property and an excellent local management team in place, I believe the odds are in our favor to continue adding significant value for the Company and its shareholders in 2023.”

Toronto, Ontario, January 17, 2023 - Collective Mining Ltd. (TSXV: CNL, OTCQX: CNLMF) (“Collective” or the “Company”) is pleased to announce the commencement of a phase II diamond drill program at the Main Breccia discovery at the Apollo target (“Apollo”), which is part of the Guayabales project located in Caldas, Colombia. The Main Breccia discovery is a high-grade, bulk tonnage copper-silver-gold porphyry-related system, which owes its excellent metal endowment to multiple phases of mineralization which includes older copper-silver-gold porphyry mineralization and younger, overprinting, precious metal rich sheeted carbonate base metal vein systems. The phase II program will begin with three diamond drill rigs with potential to increase the number of rigs as the program progresses.

Details (See Figures 1–2)

The Phase II program commenced with shallow drilling of near surface, high grade mineralization below mineralized breccia outcrops in the southern and central areas of the Main Breccia discovery from newly constructed drill pads, 6 and 7. The rig at pad 6 is currently drilling and entered the mineralized zone close to the drill hole collar. The rig at pad 7 is expected to commence operations in the next 7-10 days. Furthermore, a new drill pad (pad 8) has been constructed 150 south of the southernmost modelled boundary of the Main Breccia system at Apollo to test the recently discovered porphyry target. Key highlights of the initial plan are as follows:

Main Breccia System

●	New drill holes APC-31 and APC-33 (pads 6 and 7 respectively) will focus on testing the shallow and high-grade mineralization located just below surface outcrops in the south and central portions of the deposit. This target area was drilled with APC-22 with recently announced results (see press release dated January 11, 2023) as follows:

o	47.25 metres @ 5.45 g/t gold equivalent consisting of 4.65 g/t Au, 22 g/t Ag, 0.39% Cu and 30 ppm Mo from 89.25 metres downhole (60 metres vertical depth).

o	16.80 metres @ 4.56 g/t gold equivalent consisting of 2.59 g/t Au, 79 g/t Ag, 0.50% Cu and 20 ppm Mo from 167.0 metres downhole (100 metres vertical depth).

Most of this outcropping and shallow target remains untested with current known dimensions from surface sampling cover a 150-metre diameter area. The target area remains open in all directions for expansion.

●	The program will also continue to undertake step-out drill holes designed to understand the geometry and size of the Apollo Main Breccia discovery, which remains open to the north, west, east and at depth. Recently announced step-out drill holes APC-17 and APC-22, both bottomed in mineralized breccia due to drill rig capacity returning 2.75 metres @ 0.86 g/t gold equivalent and 3 metres @ 0.48 g/t gold equivalent respectively in their final metres (see press release dated November 29, 2022, and January 11, 2023). Additionally, hole APC-28, intercepted 600 metres of continuous mineralization and ended while still in the system. Assays are outstanding for this hole and expected in the near term.

●	A final feature of the phase II diamond drill program at the Main Breccia system will be to test the following high grade mineralized subzones identified during the phase I program in 2022 as follows:

o	Drilling will target a high-grade copper zone which daylights at surface in the southwest portion of the Main Breccia system and plunges gently to the northeast. Previous drilling into this zone intercepted chalcopyrite bearing copper mineralization which includes grades of 72.3 metres @ 0.63% copper (APC-17), 168.6 metres @ 0.5% copper (APC-18) and 124.3 metres @ 0.63% copper (APC-19) (see press release dated November 29, 2022, and December 7, 2022). Significant gold and silver grades were also intercepted in each of these holes.

o	Drilling will also target multiple, high-grade gold subzones related to sheeted CBM veins and veinlets located in the upper, central, and lower portions of the breccia body. Select previously announced assay results from these areas include intercepts of 46.6 metres @ 5.13 g/t gold equivalent (APC-3), 33.6 metres @ 7.3 g/t gold equivalent and 64.85 metres @ 3.67 g/t gold equivalent (APC-22) (see press release dated August 29, 2022, and January 11, 2023).

New Porphyry Target

●	Hole APC-32 will be drilled from a newly constructed pad 8, which is located 150 metres south of the southernmost modelled boundary of the Main Breccia system, to test below the coincidental high-grade copper and molybdenum soil anomalies associated with a mineralized porphyry diorite hosting chalcopyrite veins. The porphyry target covers an area measuring 250 metres by 150 metres and remains open for expansion in all directions. Recent, follow-up reconnaissance geological work at surface has identified a potassic altered porphyry diorite hosting quartz, molybdenum, and chalcopyrite veins. Surface rock chip sampling from limited weathered (leached) outcrop has returned grades of up to 0.28% copper and 0.13% molybdenum. The hole will be steeply inclined and drill directly below the highest soil and rock chip values.

In 2022, a total of 14,975 metres (31 holes) were drilled at the Apollo target for the phase I program. Assay results for twenty-five diamond drill holes have now been announced at Apollo with results for the remaining six holes expected in the near term.

The Apollo target area, as defined to date by surface mapping, rock sampling and copper and molybdenum soil geochemistry, covers a 1,000 metres X 1,200 metres area. The Apollo target area hosts the Company’s Main Breccia discovery plus a vein system located above and on the eastern flank of the Main Breccia discovery. Multiple additional untested breccia, porphyry and vein targets have been generated with drilling to begin testing these targets in Q1, 2023. The overall Apollo target area also remains open for further expansion.

Figure 1: Plan View of the Main Breccia Discovery at Apollo Highlighting the Initial Holes for 2023 from new Drill Pads 6,7 and 8

Figure 2: Plan View of the Guayabales Project Highlighting the Apollo Target

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver and gold exploration company based in Canada, with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo target, which hosts the large-scale, bulk-tonnage and high-grade copper, silver, and gold Main Breccia discovery. The Company’s near-term objective is to continue with expansion drilling of the Main Breccia discovery while increasing confidence in the highest-grade portions of the system.

Management, insiders and close family and friends own nearly 35% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSXV under the trading symbol “CNL” and on the OTCQX under the trading symbol “CNLMF”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock and core samples have been prepared and analyzed at SGS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski) and Collective Mining (@CollectiveMini1) on Twitter

Investors and Media

Steven Gold, Vice President, Corporate Development and Investor Relations
Tel. +1 (416) 648-4065

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements about the drill programs, including timing of results, and Collective’s future and intentions. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, Collective cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and Collective assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.